09059994

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-67347

Report for the Period Beginning January 1, 2008 and Ending December 31, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Manor House Capital, LLC

ADDRESS OR PRINCIPAL PLACE OF BUSINESS:

2005 Market Street
Philadelphia, PA 19103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Jacobs (215) 496-2635

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (Whose opinion is contained in this Report)

Parente Randolph, LLC
Cherry Tree Corporate Center
535 Route 38, Suite 501
Cherry Hill, NJ 08002

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

X Certified Public Accountant
Public Account
Accountant not resident in United States
Or any of its possessions

FOR OFFICIAL USE ONLY

KG 3/24

OATH OR AFFIRMATION

I, Samuel Jacobs, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Manor House Capital, LLC as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Samuel Jacobs, Managing Member

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA E. GULAS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 30, 2012

Patricia E. Gulas

Subscribed and sworn
to before me this
25 day of February, 2009

This report contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Statements of financial condition
x	(c)	Statements of income
x	(d)	Statements of cash flows
x	(e)	Statements of changes in member's equity
	(f)	Statements of changes in liabilities subordinated to claims of general creditors
x	(g)	Computations of net capital for brokers and dealers pursuant to Rule 15c3-1
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
x	(l)	An oath or affirmation
	(m)	A copy of the SIPC supplemental report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent auditor's report on internal accounting control
	(p)	Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

MANOR HOUSE CAPITAL, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
&
INDEPENDENT AUDITORS' REPORT
&
SUPPLEMENTARY INFORMATION
&
INTERNAL CONTROL REPORT

TABLE OF CONTENTS

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

Member
Manor House Capital, LLC:

We have audited the accompanying statement of financial condition of Manor House Capital, LLC as of December 31, 2008 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the audited financial statements referred to above present fairly, in all material respects, the financial position of Manor House Capital, LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Cherry Hill, New Jersey
February 16, 2009

MANOR HOUSE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$28,682
RECEIVABLES	3,373
TOTAL	$ 32,055

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES,	
Accounts payable	$ -
Total liabilities	-
MEMBER'S EQUITY	32,055
TOTAL	$ 32,055

See Notes to Financial Statements

MANOR HOUSE CAPITAL, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE,	
Commissions - life insurance products	$ 286,813
OPERATING EXPENSES:	
Occupancy	3,000
Other expenses	52,758
Total operating expenses	55,758
NET INCOME	$ 231,055

See Notes to Financial Statements

MANOR HOUSE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

BALANCE, JANUARY 1, 2008	$ 171,000
NET INCOME	231,055
MEMBER DRAWS	(370,000)
BALANCE, DECEMBER 31, 2008	$ 32,055

See Notes to Financial Statements

MANOR HOUSE CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 231,055
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets,	
Net receivables from insurance carriers	343
Increase (decrease) in operating liabilities,	
Accounts payable	(2,256)
Net cash provided by operating activities	229,142
CASH FLOWS FROM FINANCING ACTIVITIES,	
Member's equity - member draws	(370,000)
Net cash used in financing activities	(370,000)
NET DECREASE CASH	(140,858)
CASH, BEGINNING	169,540
CASH, ENDING	$ 28,682

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The broker-dealer's primary source of revenues consists of commissions received on the sale of life insurance and annuity products to high net worth individuals, families and institutions.

METHOD OF ACCOUNTING

The Company maintains its books and records and files its tax returns on the accrual basis of accounting. The accompanying financial statements have been prepared on that basis, in which revenue and gains are recognized when earned and expenses and losses are recognized when incurred.

REVENUE RECOGNITION

Commission revenue is recognized when earned. Commission income from life insurance products are earned at the date of the initial sale and residual commissions are earned at each subsequent anniversary date. Commissions may be paid to the Company monthly, quarterly or annually, depending on the terms of each commission agreement.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

From time to time, cash balances in financial institutions may exceed FDIC insured limits. There were no deposits in excess of insured limits at December 31, 2008.

INCOME TAXES

The Company is organized as a single member limited liability company in the Commonwealth of Pennsylvania and is considered a disregarded entity for both federal and state income tax purposes. Items of taxable income and deductible expense flow through to and are reported by the member.

The Company applies the provisions of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies", for recognition of uncertain tax benefits. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is probable that a liability was incurred and the amount can be reasonably estimated. Critical estimates with respect to income taxes are disclosed when it is at least reasonably possible that a change in estimate will occur in the near term.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.

FIN 48 was generally effective for annual periods beginning after December 15, 2007 for nonpublic entities. However, in accordance with FASB FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", the Company elected to defer the application of FIN 48 until its fiscal year beginning after December 15, 2008. The Company does not believe the adoption of FIN 48 will have a material effect on its financial statements.

STATEMENTS OF CASH FLOWS

For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. During 2008, the Company only had cash balances which it maintained in its checking account.

2. OPERATING LEASE

The Company has an operating lease agreement for rental of office space. The aggregate annual cost of rental amounts to $3,000 per year. This agreement is renewed each year and may be renegotiated at the time of renewal.

Rent expense for 2008 aggregated to $3,000, and is included in the Occupancy expense line item on the statements of income.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $28,682 which was $23,682 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2008.

4. RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the (k)(2)(i) of the SEC Rule 15c3-3. The Company does not carry security accounts for its customers.

MANOR HOUSE CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total member's equity	$32,055
Deductions and/or charges, Nonallowable assets	3,373
NET CAPITAL	$28,682

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ -
TOTAL AGGREGATE INDEBTEDNESS	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Total aggregate indebtedness	$ -
Minimum net capital required - 6 2/3%	-
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
TOTAL NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$23,682
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

No difference exists between excess net capital as computed on this schedule and the broker-dealer's original unaudited filing of Part II A of the FOCUS report.

See Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Member
Manor House Capital, LLC:

In planning and performing our audit of the financial statements and supplementary information of Manor House Capital, LLC, (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of controi activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PARENTERANDOLPH

The Power of Ideas

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteRandolph, LLC

Cherry Hill, New Jersey
February 16, 2009